

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Vincent T. Cubbage
Chief Executive Officer
TortoiseEcofin Acquisition Corp. III
5100 W. 115th Place
Leawood, KS 66211

Re: TortoiseEcofin Acquisition Corp. III
    Amendment No. 1 to Registration Statement on Form S-1
    Filed April 9, 2021
    File No. 333-253586

Dear Mr. Cubbage:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed April 9, 2021

Directed Shares Program, page 149

1.   We note that you have reserved shares of your Class A ordinary shares to be sold to "certain members of Tortoise" pursuant to your Directed Shares Program. Please revise to describe with more specificity, who the "certain members of Tortoise" are and whether the shares to be offered pursuant to the Directed Shares Program will be subject to lock-up agreements. Also, please file a revised form of underwriting agreement that accounts for the Directed Shares Program, or tell us why you are not required to do so.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brenda Lenahan